UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

infoGROUP Inc.
(Name of Issuer)
Common Stock, $0.0025 par value
(Title of Class of Securities)
45670G108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45670G108

1	NAMES OF REPORTING PERSONS Vinod Gupta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		20,699,617(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		115,000(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,699,617(1)

WITH:	8	SHARED DISPOSITIVE POWER

115,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,814,617(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.9%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Of such 20,699,617 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 14,861,975 shares of Common Stock and 224,999 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2009 or vesting within 60 days of that date; (ii) the reporting person is the indirect beneficial owner of (A) 598,500 shares held by the World Education Foundation, (B) 97,500 shares of Common Stock held by the Vinod Gupta Charitable Remainder Trust, (C) 407,385 shares of Common Stock held by the Vinod Gupta 2008 Irre vocable Annuity Trust, (D) 709,062 shares of Common Stock held by the Vinod Gupta 2008 Irrevocable Annuity Trust II, (E) 1,500,000 shares of Common Stock held by the Vinod Gupta 2009 Irrevocable Annuity Trust, and (F) 2,300,196 shares held by irrevocable trusts for three adult children.
(2) Of such 115,000 shares of Common Stock, the reporting person is the indirect beneficial owner of 115,000 shares held by the reporting person’s spouse.
(3) Based on 57,939,864 shares, (i) as of December 31, 2009, there were 57, 714,865 shares of Common Stock outstanding and (ii) the reporting person is the direct beneficial owner of 224,999 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2009 or vesting within 60 days of that date.

Item 1.
(a)	Name of Issuer: infoGROUP Inc.
(b)	Address of Issuer’s Principal Executive Offices: 5711 South 86th Circle, Omaha, Nebraska 68127
Item 2.
(a)	Name of Person Filing: Vinod Gupta
(b)	Address of Principal Business Office or, if None, Residence: PO Box 27395, Omaha, Nebraska 68137
(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.0025 par value

(e)	CUSIP No.: 45670G108

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 20,814,617

(b)	Percent of class: 35.9%(3)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 20,699,617(1)

(ii)	Shared power to vote or to direct the vote: 115,000(2)

(iii)	Sole power to dispose or to direct the disposition of: 20,699,617 (1)

(iv)	Shared power to dispose or to direct the disposition of: 115,000(2)

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.
1.	Of such 20,699,617 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 14,861,975 shares of Common Stock and 224,999 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2009 or vesting within 60 days of that date; (ii) the reporting person is the indirect beneficial owner of (A) 598,500 shares held by the World Education Foundation, (B) 97,500 shares of Common Stock held by the Vinod Gupta Charitable Remainder Trust, (C) 407,385 shares of Common Stock held by the Vinod Gupta 2008 Irrevocable Annuity Trust, (D) 709,062 shares of Common Stock held by the Vinod Gupta 2008 Irrevocable Annuity Trust II, (E) 1,500,000 shares of Common Stock held by the Vinod Gupta 2009 Irrevocable Annuity Trust, and (F) 2,300,196 shares held by irrevocable trusts for three adult children.
2.	Of such 115,000 shares of Common Stock, the reporting person is the indirect beneficial owner of 115,000 shares held by the reporting person’s spouse.
3.	Based on 57, 939,864 shares, (i) as of December 31, 2009, there were 57, 714,865 shares of Common Stock outstanding and (ii) the reporting person is the direct beneficial owner of 224,999 shares of Common Stock issuable upon the exercise of options vested as of December 31, 2009 or vesting within 60 days of that date.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date
/s/ Vinod Gupta
Signature

Vinod Gupta
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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